November 22, 2006

United States Securities and Exchange Commission

Mail Stop 456l

100 F Street N.E.

Washington, D.C. 20549

Re:	Medistem Laboratories, Inc.

Amendment No. 1 to Form SB-2 filed November 2, 2006

File No. 333-137493

Ladies and Gentlemen:

On behalf of Medistem Laboratories, Inc., a Nevada corporation (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 2 to the Registration Statement on Form SB-2 (the “SB-2 Amendment”) of the Company for registration under the Securities Act of 1933, as amended (the “Securities Act”), of the resale of up to 52,642,813 shares of the Company's common stock to be sold by the selling shareholders described therein.

The SB-2 Amendment has been prepared in response to the Staff’s comments to such filing. The Staff’s comments are set forth in a letter, dated November 3, 2006, from Jeffrey C. Riedler, Assistant Director, addressed to Neil H. Riordan, Chief Executive Officer and President of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. .

REGISTRATION STATEMENT ON FORM SB-2

General

1.

In our previous comment, we noted that your Calculation of Registration Fee table included 15,428,574 shares that you were registering, but had noted your disclosure that such shares had not been acquired. We asked you to include such shares in your Seller Shareholders table. Please revise your Calculation of Registration Fee table and your Selling Shareholders table, if necessary, to indicate how the 15,428,574 shares will be acquired by the shareholder. For example, may such shares be acquired pursuant to a stock option or convertible debenture? If these shares are not yet outstanding, please remove the resale portion of these shares from your registration statement as you cannot register the resale of shares that are not currently outstanding

United States Securities and Exchange Commission

November 10, 2006

The Company supplementally advises the Staff that Footnote 3 to the Calculation of Registration Fee table has been revised to reflect that the 15,428,574 shares of common stock included in the SB-2 Amendment are purchaseable upon the exercise of previously issued Unit Purchase Warrants. This fact was also reflected in the Company’s footnotes to the Selling Stockholders Table on page 15 of the SB-2 Amendment.

2.

We note you have revised your table in response to our one comment we issued in a letter dated September 27, 2006. The table indicates that the total amount being sold by shareholders amounts to 52,642,813. However, it does not appear the column entitled “Number of Shares to be Offered” totals that amount. Please explain the discrepancy or revise the document accordingly.

We have revised the disclosure on page 15 of the SB-2 Amendment in response to the Staff’s comment. The Company’s Amendment No. 1 to SB-2 contained an error on such page, which was corrected in this SB-2 Amendment.

3.

Additionally, we note the amount to be sold by Joe Paoli. The table indicates that before the offering he beneficially owns 128,571 shares yet the number of shares he intends to sell is 200,000. If the remaining shares are to be acquired pursuant to an option, warrant, debenture or other instrument, please state so in a footnote and also disclose when he may do so

We have revised the disclosure on page 14 of the SB-2 Amendment to correct the reference in the “Number of Shares to be Offered” column to reflect that Mr. Paoli will be selling 128,571 shares versus the incorrect figure of 200,000. The latter figure was also an error in the Company’s Amendment No. 1 to SB-2 filing.

Please direct any inquiries or comments to the undersigned at (602) 528-4134. My fax number is (602) 253-8129.

Sincerely,

/s/ Gregory R. Hall

Gregory R. Hall

GRH/sgh